Athena Technology Acquisition Corp.

125 Townpark Drive, Suite 300

Kennesaw, GA 30144

VIA EDGAR

February 19, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Athena Technology Acquisition Corp.
Registration Statement on Form S-1
Filed February 5, 2021
File No. 333-252812

Dear Ms. Majmudar:

Athena Technology Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 12, 2021, regarding the Registration Statement on Form S-1 filed on February 5, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amended Registration Statement on Form S-1/A1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1 filed February 5, 2021

Summary

Our Acquisition Process, page 12

1.	Please revise to clarify the terms of the agreement by your officers and directors with respect to participation in other blank check companies. For example, on page 12 you disclose that your existing officers and directors have agreed (and future officers and directors will be required to agree) not to participate in the formation of, or become an officer or director of, any blank check company until you have entered into a definitive agreement regarding your initial business combination, failed to complete your initial business combination within 24 months from the completion of this offering or liquidated prior to the end of such 24 month period. However, on page 14 you disclose that your officers and directors have agreed not to participate in the formation of, or become an officer or director of, any other special purpose acquisition company with a class of securities registered under the Exchange Act without your prior written consent, which will not be unreasonably withheld.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 19, 2021

In response to the Staff’s comment, we have revised the disclosure on pages 12, 14, 54, 91, 93 and 119 of the Registration Statement.

The Offering, page 15

2.	We note your disclosure on page 26 that each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction. Please revise to disclose whether stockholders will be allowed to redeem their shares if they do not vote, or abstain from voting.

In response to the Staff’s comment, we have revised the disclosure on pages 26, 96, 106 and 129 of the Registration Statement.

* * *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Tamar Donikyan, at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Phyllis W. Newhouse
Name:	Phyllis W. Newhouse
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
White & Case LLP